Exhibit 99.1

Copano Energy, L.L.C.	News Release

Contacts:	Carl A. Luna, SVP and CFO
Copano Energy, L.L.C.
713-621-9547

Jack Lascar / jlascar@drg-e.com
Anne Pearson/ apearson@drg-e.com
DRG&E / 713-529-6600

COPANO ENERGY EXPANDS COMMODITY HEDGING PORTFOLIO

HOUSTON, January 15, 2010 — Copano Energy, L.L.C. (NASDAQ: CPNO) announced today that it expanded its commodity risk management portfolio during the fourth quarter of 2009 and January 2010. In transactions summarized on the attached schedule, Copano acquired puts for ethane, propane, West Texas Intermediate crude oil, and entered into basis swaps for Houston Ship Channel Index and Centerpoint East Index natural gas, at strike prices reflecting current market conditions. The new hedges were executed with four investment grade counterparties for a net cost of approximately $7.3 million.

“These transactions reflect our continued commitment to an option-focused strategy to hedge our NGL price risk as well as a new approach of using basis swaps to hedge a portion of our natural gas positions,” said R. Bruce Northcutt, President and Chief Executive Officer of Copano Energy. “We will continue to execute our 2012 hedging strategies throughout the remainder of 2010.”

Houston-based Copano Energy, L.L.C. is a midstream natural gas company with operations in Oklahoma, Texas, Wyoming and Louisiana. Its assets include approximately 6,200 miles of active natural gas gathering and transmission pipelines, 200 miles of NGL pipelines and seven natural gas processing plants, with more than one Bcf per day of combined processing capacity. For more information please visit www.copanoenergy.com.

This press release may include “forward-looking statements,” as defined by the Securities and Exchange Commission. Statements that are not historical facts and instead address activities, events or developments that Copano believes will or may occur in the future are forward-looking statements. These statements are based on management’s experience and perception of historical trends, current conditions, expected future developments and other factors management believes are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond Copano’s control.  These risks and uncertainties include the volatility of prices and market demand for natural gas and natural gas liquids; Copano’s ability to continue to obtain new sources of natural gas supply; the ability of key producers to continue to drill and successfully complete and attach new natural gas supplies; Copano’s ability to retain its key customers; general economic conditions; the effects of government regulations and policies; and other financial, operational and legal risks and uncertainties detailed from time to time in Copano’s filings with the Securities and Exchange Commission.

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SCHEDULE A

Copano Energy, L.L.C.
Summary of Commodity Hedges Purchased and Sold
(all hedges are settled monthly):

Purchased Mt. Belvieu Purity Ethane Put Options listed below:
	Put Strike (Per Gallon)	Put Volumes (Barrels/d)
Calendar 2011	$0.53	500
Calendar 2011	$0.62	500
Calendar 2012	$0.59	1,000

Purchased Mt. Belvieu TET Propane Put Options listed below:
	Put Strike (Per Gallon)	Put Volumes (Barrels/d)
Calendar 2012	$1.15	700

Purchased NYMEX WTI Crude Oil Put Options listed below:
	Put Strike (Per Barrel)	Put Volumes (Barrels/d)
Calendar 2011	$79	400

Purchased Houston Ship Channel Index Basis Swap listed below:
	Strike (Per MMbtu)	Swap Volumes (MMbtu/d)
Calendar 2010	NYMEX - $0.045	10,000

Sold Centerpoint East Index Basis Swap listed below:
	Strike (Per MMbtu)	Swap Volumes (MMbtu/d)
Calendar 2010	NYMEX - $0.230	10,000